Exhibit 99.1

Electra and First Nation-Owned Three Fires Group Sign MOU to Recycle Lithium-ion Battery Waste in Ontario

CHIPPEWAS OF KETTLE & STONY POINT FIRST NATION, Ontario--(BUSINESS WIRE)--May 2, 2023--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today announced the signing of a memorandum of understanding (“MOU”) with the Three Fires Group (“TFG”) to form a joint venture focused on the recycling of lithium-ion battery waste in Ontario underpinned by Electra’s propriety black mass processing capabilities that recover high value elements, including lithium, nickel, cobalt, and graphite.

“We are excited by the opportunity to work with the Three Fires Group and solve a pressing challenge of the EV battery supply chain, namely how to recycle and repurpose battery waste,” said Trent Mell, CEO of Electra. “Our joint-venture will pave the way for producers of various lithium-ion batteries and energy storage equipment in Ontario to reduce their waste, reuse high-value and increasingly scarce commodities like nickel and cobalt, and lower carbon emissions in their manufacturing activities.”

Mr. Mell added, “The Three Fires Group has developed an Indigenous leadership position in fostering the transition to clean, sustainable energy through its relationships with federal and provincial agencies and various clean energy providers. Working with the Three Fires Group will allow us to get access to a steady stream of black mass material and address the growing demand for critical minerals.”

“Ontario is quickly emerging as an important centre in the global EV supply chain, potentially providing economic prosperity for generations to come,” said Reggie George, Executive Director – Special Projects and Partnerships with the Three Fires Group. “Critical to this success will be ensuring that all manufacturing activities related to the EV supply chain are carried out sustainably and responsibly. We believe First Nations should be leading the charge in ensuring a circular economy around the transition to EV’s, and we’re proud to be taking the first steps together with Electra.”

Under the joint venture, Electra and the Three Fires Group will collaborate to source and process lithium-ion battery waste generated by manufacturers of current and future battery cells, electric vehicles, and energy storage systems. The waste will be processed at a facility to be located in southern Ontario to produce black mass material that will be further refined using Electra’s proprietary hydrometallurgical process at its refinery complex north of Toronto to recover high value elements, including lithium, nickel, copper, manganese, and graphite.

As part of the MOU, Electra and the Three Fires Group have agreed to work together to secure a net-zero industrial facility that can be used to shred and separate lithium-ion batteries and produce black mass material. The joint-venture partners have also agreed to collaborate on the development of economic studies of sourcing of engineering, procurement, construction, and management requirements necessary to launch the battery waste recycling facility.

Several electric vehicle facilities are moving forward across the treaty areas of the Three Fires Confederacy in southwestern Ontario, including recent announcements by the Volkswagen Group, LG-Stellantis, Toyota and GM CAMI. In parallel, southwestern Ontario is seeing dozens of proposals for transmission grid connected battery energy storage systems. Research firm MarketsandMarkets estimates the lithium-ion battery recycling market to grow to $35.1 billion by 2031, from $6.5 billion in 2022.

About the Three Fires Group

The Three Fires Group is focused on generating wealth and prosperity from economic and infrastructure opportunities for current and future generations. Through its Climate Action Investment Policy, the Three Fires Group supports First Nation investments in non-fossil fuel, clean energy projects generally aligned with the government of Ontario's energy supply acquisition strategy, inclusive of "behind-the-meter" generation and storage.

The Three Fires Group provided technical and investment assistance for the recently announced Three Fires Nations-Ontario Southwestern Ontario Infrastructure and Economic Opportunities Table - a joint Crown-Indigenous effort to develop clean energy infrastructure in Southern Ontario, including investments to build Ontario's first large-scale electric vehicle battery manufacturing plants, five new regional transmission lines, and a forthcoming fleet of battery energy storage systems. For more information about the Three Fires Group, please visit: www.threefires.com.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently commissioning North America’s only cobalt sulfate refinery, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.ElectraBMC.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Such forward-looking statements include, without limitation, statements regarding the potential for additional funding from the Federal government of Canada and the government of Ontario and the quantum and terms thereof, adjustments of interest rates on the occurrence of certain events which may impact the attributes of the notes and warrants issued under the Note Offering, including but not limited to a “green bond” designation, and the effective conversion rate of the Notes and Warrants, which is subject to adjustment in certain circumstances, the listing of the Common Shares underlying the notes and the warrants issued under the Note Offering on TSXV and NASDAQ, and the expected use of proceeds of the Offering. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com and with on EDGAR at www.sec.gov. Other factors that could actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Joe Racanelli
Vice President, Investor Relations
info@ElectraBMC.com
1.416.900.3891

Reggie George
Executive Director, Special Projects and Partnerships, Three Fires Group
Reggie.george@threefires.com
1.226.349.5499